Exhibit 12.1
USG Corporation
Ratio of Earnings to Fixed Charges
(dollars in millions)

	June 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings:
Pretax Income from Continuing Operations	$(194)	$(337)	$(581)	$88	$490	$(2,342)
Add: Fixed charges	89	167	105	120	556	5
Less: Interest Capitalized	—	(3)	(19)	(15)	(1)	—

Total Earnings	$(105)	$(173)	$(495)	$193	$1,045	$(2,337)

Fixed charges:
Interest Expensed and Capitalized	$85	$153	$102	$103	$556	$5
Amortized Premiums, Discounts and Capitalized Expenses Related to Indebtedness	4	14	3	17	—	—

Total Fixed Charges	$89	$167	$105	$120	$556	$5

Ratio of earnings to fixed charges
	— (a)	— (b)	— (c)	1.6x	1.9x	— (d)

(a)	As a result of a net loss, the amount of the coverage deficiency for the six months ended June 30, 2010 was $194 million.

(b)	As a result of a net loss, the amount of the coverage deficiency for the year ended December 31, 2009 was $340 million.

(c)	As a result of a net loss, the amount of the coverage deficiency for the year ended December 31, 2008 was $600 million.

(d)	As a result of a net loss due to a $3.1 billion pretax provision for asbestos claims, the amount of the coverage deficiency for 2005 was $2.3 billion.